SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2002

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes ____                   No    X

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A

This Form 6-K consists of :

         A press announcement in English of China Petroleum & Chemical Corporation (the "Registrant") of an asset swap and connected transactions.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          China Petroleum & Chemical Corporation

                                          By: /s/ Zhang Honglin
                                              -------------------------
                                              Name:  Zhang Honglin
                                              Title:  Company Secretary

Date: December 20, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                      [Chinese characters GRAPHIC OMITTED]

 (a joint stock limited company incorporated in the People's Republic of China)


                    Assets Swap and Connected Transactions


--------------------------------------------------------------------------------
SUMMARY

The Board of Sinopec Corp. announced that Sinopec Corp. and Sinopec Group Company entered into an Assets Swap Agreement on 19 December 2002. Pursuant to the Assets Swap Agreement, Sinopec Corp. will swap certain of its water plants, inspection and maintenance and geology and geophysical assets (including certain relevant liabilities) with a valuated net asset value of RMB1,028,964,900 (approximately HK$969,806,700) with certain petrol stations, oil depot assets (including certain relevant liabilities) and interests owned by Sinopec Group with a valuated net asset value of RMB1,031,097,000 (approximately HK$971,816,200) on the equal value basis. The shortfall in value arising from the Assets Swap in the sum of RMB2,132,100 (approximately HK$2,009,500) will be paid in cash by Sinopec Corp. to Sinopec Group Company.

As Sinopec Group Company is the controlling shareholder of Sinopec Corp., the Assets Swap and the Assets Swap Agreement constitute a connected transaction for Sinopec Corp. under the Listing Rules of the Shanghai Stock Exchange and paragraph 14.25(1) of the Listing Rules of the Hong Kong Stock Exchange. Certain details of this connected transaction will also be disclosed in Sinopec Corp.'s next annual report.

Sinopec Corp. and all the members of the Board warrant that the contents of this Announcement are true, accurate and complete and will be jointly liable for any false statements, misleading representations or material omissions of this Announcement.
--------------------------------------------------------------------------------

1.       Summary of the Assets Swap and Connected Transactions


The Board of Sinopec Corp. announces that the 26th meeting of the first session of the Board meeting of Sinopec Corp. was held on 19 December 2002 during which the resolution on Assets Swap with Sinopec Group Company was examined and adopted. Sinopec Corp. will swap certain of its water plants, inspection and maintenance and geology and geophysical assets (including certain relevant liabilities) with a valuated net asset value of RMB1,028,964,900 (approximately HK$969,806,700) with certain petrol stations, oil depot assets (including certain relevant liabilities) and interests owned by Sinopec Group with a valuated net asset value of RMB1,031,097,000 (approximately HK$971,816,200) on the equal value basis. The shortfall in value arising from the Assets Swap in the sum of RMB2,132,100 (approximately HK$2,009,500) will be paid in cash by Sinopec Corp. to Sinopec Group Company.

Sinopec Corp. entered into the Assets Swap Agreement with Sinopec Group Company on 19 December 2002.

As Sinopec Group Company is the controlling shareholder of Sinopec Corp. holding 47.742561 billion State-owned shares of Sinopec Corp. (representing 55.06% of the total share capital), the Assets Swap and the Assets Swap Agreement constitute a connected transaction for Sinopec Corp. under the Listing Rules of the Shanghai Stock Exchange and paragraph 14.25(1) of the Listing Rules of the Hong Kong Stock Exchange. Certain details of this connected transaction will also be disclosed in Sinopec Corp.'s next annual report.

The Board of Sinopec Corp. (including the independent directors) considers that the Assets Swap was concluded on normal commercial terms after arm's length negotiations, which is in the interests of Sinopec Corp. and its shareholders and is fair and reasonable as far as the independent shareholders are concerned. The Board agreed to the Assets Swap between Sinopec Corp. and Sinopec Group Company and approved the Assets Swap Agreement. Independent directors of Sinopec Corp., Messrs. Chen Qingtai, Liu Guoguang and Ho Tsu Kwok Charles were of the opinion that (Messrs. Li Yizhong and Chen Tonghai, being connected directors (Mr. Li Yizhong and Mr. Chen Tonghai are the General Manager and Deputy General Manager of Sinopec Group Company, respectively), having abstained from voting in the resolution approving the Assets Swap), the decision-making procedures of the Board of Sinopec Corp. complied with the relevant laws and regulations and the Articles of Association of Sinopec Corp.; they agreed to the Assets Swap and consider that this transaction (including the consideration for the Assets Swap and the terms of the Assets Swap Agreement) has been conducted according to normal commercial terms, the pricing method is reasonable and fair, and the Assets Swap is fair and reasonable as far as Sinopec Corp. and all the shareholders are concerned. No circumstances damaging the interests of non-connected shareholders and Sinopec Corp. have been found.


2.       Connected Party and Connected Relationship

2.1      Basic information of the connected party, Sinopec Group Company


Name of enterprise:                            China Petrochemical Group Company

Type of industrial and commercial              State-owned enterprise
registration:

Registered address:                            A6 Huixindong Street,
                                               Chaoyang District, Beijing, PRC

Registered capital:                            RMB104.9 billion

Legal representative:                          Mr. Li Yizhong


2.2      Business scope of Sinopec Group Company


(1) Operating all the State-owned assets and State-owned shareholdings of Sinopec Group Company and the relevant enterprises formed by the investment of the State;


(2) Engaging in the exploration and development, production and construction, storage and transportation and sale of petroleum and natural gas resources; oil refining; production, storage and transportation and sale of chemicals, chemical fibres and chemical fertilizers and comprehensive utilization of petroleum and gas and the exploitation and operation of other mineral resources co-existing with petroleum and gas;

(3) Engaged in the import and export business of products including crude oil, natural gas, product oil and petrochemicals; exploration and development technologies of petroleum and gas and petrochemical technology, import and export of specific-use steel and materials, complete sets and single units of equipments, instruments and meters, components and spare parts and various products; external works contracting, tendering and procurement, export of labour services, etc.;

(4) Co-operating with foreign companies to explore and develop petroleum and gas resources within the specific regions in the PRC approved by the State. It may develop foreign joint venture and co-operative businesses including the exploration and development of overseas petroleum and gas resources and petrochemical business both inside and outside the PRC after submitting reports and obtaining approvals according to the relevant stipulations of the State;

(5) It may engage in investment business both inside and outside the PRC after submitting reports and obtaining approvals according to the relevant stipulations of the State. The relevant enterprise group finance companies may commence finance business according to the relevant stipulations;

(6) Engaging in various businesses including exploration and design, works construction, construction and installation, mechanical and electrical manufacturing, production and sale of raw fuels and power products, technical development and technical services, intermediary services, etc.


2.3      Development, history and present conditions of Sinopec Group

Sinopec Group is a mega petrochemical enterprise group established in July 1998 on the basis of the original China Petrochemical Corporation according to the Schemes on the Reforms of the State Council Organs and Approval of the State Council in relation to the Relevant Issues regarding the Establishment of China Petrochemical Group Company approved at the first meeting of the 9th National People's Congress. Its major enterprise, Sinopec Group Company, is an investment institution authorised by the State and a sole investment company controlled by the State. In year 2000, Sinopec Group injected its main petroleum and petrochemical businesses into Sinopec Corp. through restructuring.


2.4      Assets, liabilities and profit and loss of Sinopec Group


                     Financial conditions of Sinopec Group


                                                                      Unit: RMB
                                                                  (100 million)

Major indicators                              Year 2000               Year 2001

Total asset value                              5,353.09                5,612.89

Net fixed asset value                          2,719.11                3,062.15

Liabilities                                    2,744.16                2,837.26

Minority shareholders' interests                 796.45                  891.25

Net asset value                                1,812.47                1,884.38

Main business income                           3,613.03                3,436.62

Cost of main businesses                        2,741.07                2,699.20

Total profit                                     231.04                  170.86

Net profit                                        59.53                   24.66


2.5      Relationship between Sinopec Corp. and the connected party

The connected party, Sinopec Group Company, is the largest and controlling shareholder of Sinopec Corp. holding 47.742561 billion State-owned shares of Sinopec Corp. (representing 55.06% of the total share capital).


2.6      Principal Operations of Sinopec Corp. and its subsidiaries

The principal operations of Sinopec Corp. and its subsidiaries include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products; producing, distributing and trading chemical products.


3.       Main Terms of the Assets Swap

3.1      The Assets Swap

The transfer of the Transferred Assets of Sinopec Group (including certain relevant liabilities) by Sinopec Group Company to Sinopec Corp. and the Swapped Assets of Sinopec Corp. (including certain relevant liabilities) by Sinopec Corp. to Sinopec Group.


3.2      Valuation basis date

The valuation basis date of the Assets Swap is 30 September 2002.


3.3      Basic information on the Transferred Assets of Sinopec Group

The Transferred Assets of Sinopec Group are the assets (including certain relevant liabilities) and interests of 663 petrol stations of the marketing, oilfields, refining and works construction systems together with the facilities and buildings of one oil depot under Sinopec Group.

(1)      Oil depot

The oil depot assets to be transferred by Sinopec Group are the machinery and equipment, buildings and part of the transportation equipment of Wuhan Oil Depot Zone. According to the asset valuation report Zhong Zheng Ping Bao Zi
(2002) No.042 in respect of the Assets Swap issued by Beijing Zhongzheng Appraisal Co., Ltd., which is qualified in the PRC to engage in the securities industry, as at 30 September 2002, the book value of the net assets of the oil depots was RMB35,403,300 (approximately HK$33,367,900) and the valuated net asset value was RMB45,643,000 (approximately HK$43,018,900), representing a surplus of 28.9% over the book value.

(2)      Petrol stations

The petrol stations transferred by Sinopec Group are the 663 petrol stations of Sinopec Group.

According to the asset valuation report Zhong Zheng Ping Bao Zi (2002) No.042 in respect of the Assets Swap issued by Beijing Zhongzheng Appraisal Co., Ltd., which is qualified in the PRC to engage in the securities industry, as at 30 September 2002, the book value of the net assets of the petrol stations was RMB430,726,600 (approximately HK$405,962,900) and the valuated net asset value was RMB985,454,000 (approximately HK$928,797,400), representing a surplus of 128.8% over the book value. The reason for the increase is that the valuation results have reflected client resources, market potential and surplus income generating capacity of these petrol stations.

As at 30 September 2002, the total book value of the net assets of the Transferred Assets of Sinopec Group was RMB466,129,900 (approximately HK$439,330,700) and the valuated net asset value was RMB1,031,097,000 (approximately HK$971,816,200), representing a surplus of 121.2% over the book value.

According to the Assets Swap Agreement, Sinopec Group Company warranted that it has lawful ownership of the above Transferred Assets. At the same time, Sinopec Group Company warranted that save the charges stated on the list of charges attached to the Assets Swap Agreement, no charge, pledge, lien or other third party interests have been created over the Transferred Assets of Sinopec Group. Any compensation, liabilities or expenses incurred from any current or potential litigation, dispute, claim of Sinopec Group or penalty by government department regarding the Transferred Assets of Sinopec Group (unless disclosed to Sinopec Corp. and clearly indicated in the valuation report) occurring before the delivery date of the assets shall be borne by Sinopec Group Company.


3.4      Basic information of the Swapped Assets of Sinopec Corp.

The Swapped Assets of Sinopec Corp. are (1) the geology and geophysical assets and certain relevant liabilities of Shengli Oilfield Geophysical Exploration Company (wholly-owned), Zhongyuan Oilfield Branch Company, Jianghan Oilfield Branch Company, Henan Oilfield Branch Company, Jiangsu Oilfield Branch Company, New Star Petroleum Branch Company, Nanfang Exploration Branch Company and Shanghai Offshore Petroleum Branch Company of Sinopec Corp.; and (2) assets relating to the water plants, inspection and maintenance business and certain relevant liabilities, which are owned by Yanshan Branch Company, Gaoqiao Branch Company, Changling Branch Company, Maoming Branch Company, Jingmen Branch Company, Jiujiang Branch Company, Cangzhou Branch Company and Anqing Branch Company of Sinopec Corp..

According to the asset valuation report Zhong Lian Ping Bao (2002) No.50 in respect of the Swapped Assets of Sinopec Corp. issued by China United Appraisals Co., Ltd. and Beijing China Enterprise Appraisal Co., Ltd., which are qualified in the PRC to engage in the securities industry as at 30 September 2002, the total book value of the Swapped Assets of Sinopec Corp. was RMB1,621,119,500. The adjusted book value was RMB1,621,112,600 and the valuation was RMB1,616,013,200, representing a deficit of RMB5,099,400 or 0.319% under the adjusted book value. The book value of liabilities was RMB589,327,500. The adjusted book value of liabilities was RMB589,327,500 and the valuation was RMB587,048,400, representing a deficit of RMB2,279,100 or 0.39% under the adjusted book value. The book value of net assets was RMB1,031,792,000. The adjusted book value of assets was RMB1,031,785,100 and the valuation was RMB1,028,964,900, representing a deficit of RMB2,820,200 or 0.27% under the adjusted book value. Please refer to the following table for details:

Table showing the valuation results of the Swapped Assets of Sinopec Corp.


                    Valuation basis date: 30 September 2002

                                                                                                              Unit:
                                                                                                          RMB10,000

                                            Net book    Adjusted book                     Increase/         Rate of
Items                                          value            value       Valuation      Decrease      Increase %

                                                   A                B               C         D=C-B         E=(C-B)
                                                                                                            /B*100%
Current assets                             19,315.43        19,315.43       19,093.80       -221.63           -1.15

Fixed assets                              139,682.24       139,661.53      139,400.81       -260.72           -0.19

of which: construction-in-progress          9,592.28         9,592.28        9,137.08       -455.20           -4.75

            Buildings                      27,394.54        27,400.25       28,266.70        866.45            3.16

            Equipment                     102,695.42       102,669.00      101,997.03       -671.97           -0.65

Other assets                                3,114.28         3,134.30        3,106.72        -27.58           -0.88

Total assets                              162,111.95       162,111.26      161,601.32       -509.94           -0.31

Current liabilities                        44,682.42        44,682.42       44,454.51       -227.91           -0.51

Long-term liabilities                      14,250.33        14,250.33       14,250.33             -               -

Total liabilities                          58,932.75        58,932.75       58,704.84       -227.91           -0.39

Net assets                                103,179.20       103,178.51      102,896.49       -282.02           -0.27


Sinopec Corp. conducted assets valuation at the time of its restructuring and listing in October 2000. Accordingly there has been no material change to the valuated net asset value of the Swapped Assets compared with the book value of the Swapped Assets.

According to the Assets Swap Agreement, Sinopec Corp. warranted that it has lawful ownership of the above Swapped Assets. At the same time, Sinopec Corp. warranted that save those disclosed to Sinopec Group Company and indicated in the valuation report, no charge, pledge, lien or other third party interests have been created over the Swapped Assets of Sinopec Corp. Any compensation, liabilities or expenses arising from any current or potential litigation, dispute, claim of Sinopec Corp. or penalty by government department regarding the Swapped Assets of Sinopec Corp. (unless disclosed to Sinopec Group Company and clearly indicated in the valuation report) occurring before the delivery date of the assets shall be borne by Sinopec Corp.


3.5      Pricing of the Assets Swap

The consideration for the Assets Swap is based on the valuation stated in the asset valuation reports.

The valuated net asset value of the Swapped Assets of Sinopec Corp. using 30 September 2002 as the valuation basis date was RMB1,028,964,900 (approximately HK$969,806,700) and the valuated net asset value of the Transferred Assets of Sinopec Group using 30 September 2002 as the valuation basis date was RMB1,031,097,000 (approximately HK$971,816,200). The Assets Swap is an equal value swap. The shortfall in value arising from the Assets Swap in the sum of RMB2,132,100 (approximately HK$2,009,500) will be paid by Sinopec Corp. in cash on 31st March 2003.


3.6      Personnel arrangement

The labour relationship with the staff related to the Transferred Assets of Sinopec Group will not change. If Sinopec Corp. is required to continue to use the relevant staff, the labour service between Sinopec Corp. and Sinopec Group Company will be governed by the terms of the existing relevant connected transaction agreement. The costs incurred due to Sinopec Corp.'s usage of the above staff will not give rise to the annual amount of the relevant on-going connected transactions of Sinopec Corp. exceeding the annual limit of the Mutual Supply Agreement as stated in the waiver granted by the Hong Kong Stock Exchange at the time of Listing and as amended on 29th June 2001 (announced on 11th June 2001).

The labour relationship with all the staff totalling 11,144 related to the Swapped Assets of Sinopec Corp. will belong to Sinopec Group Company and will be arranged by Sinopec Group Company. Sinopec Corp. will accordingly pay personnel settlement charges of RMB244,114,000 in lump sum to Sinopec Group Company. The above arrangements include and are not limited to work arrangements for all the staff, retirement, unemployment and medical insurances and other staff benefits according to law. Sinopec Group Company will be responsible for all relationships with all retired and resigned staff and their retirement and medical schemes related to the Swapped Assets of Sinopec Corp.


3.7 Conditions and time for the Assets Swap to become effective and the delivery date

The Assets Swap will become effective on the date of fulfilment of the following conditions:

(1) signing by the authorised representatives of Sinopec Group Company and Sinopec Corp. and affixing of their common seals;

(2) approval by the internal competent authorities of Sinopec Group Company in relation to the Assets Swap under the Assets Swap Agreement;

(3) approval by the Board of Sinopec Corp. in relation to the Assets Swap under the Assets Swap Agreement;

(4) acknowledgement issued by the Ministry of Finance in relation to the filing of the valuation reports of Sinopec Group Company and Sinopec Corp.;

(5) approval documents regarding the authorised operation of the land use rights in relation to the Transferred Assets of Sinopec Group Company issued by the relevant authorities responsible for land and resources matters;

(6) charges secured against the Transferred Assets of Sinopec Group Company for the liabilities of Sinopec Group have been fully discharged.


The delivery date of the Assets Swap is the 15th working day after the effective date of the Agreement. Sinopec Group Company and Sinopec Corp. will designate certain personnel respectively to form a delivery working team to make an inventory of the Transferred Assets of Sinopec Group and Swapped Assets of Sinopec Corp. and conduct delivery in kind.


3.8      Other arrangements in relation to the Assets Swap

According to the Assets Swap Agreement signed by Sinopec Corp. and Sinopec Group Company, both parties shall have the right to make adjustments to the scope of the Transferred Assets of Sinopec Group and the Swapped Assets of Sinopec Corp. and to exclude assets, interests and related liabilities which have not obtained necessary third party consent in relation to the Assets Swap as at 31 March 2003 (hereinafter referred to as the "Settlement Date") from the Transferred Assets of Sinopec Group and the Swapped Assets of Sinopec Corp. respectively. The original party will compensate for the excluded assets according to the valuation and the relevant profit and loss related to such assets will be returned to the original party. As regards the assets for which Sinopec Group has not obtained valid property right certificates or documents for the lawful transfer or lease to Sinopec Corp. as at the settlement date, Sinopec Group Company shall be obliged to remove such assets and related liabilities from the Transferred Assets of Sinopec Group. Sinopec Group Company shall compensate according to the valuation, and the profit and loss related to such assets shall be returned to Sinopec Group.


4. Purposes of the Assets Swap and its Impact on Sinopec Corp.

4.1 To further resolve the remaining issues arising from the restructuring of Sinopec Corp. and reduce connected transactions in petroleum sale

At the time of restructuring and listing of Sinopec Corp., approximately 2,400 petrol stations have not been incorporated into Sinopec Corp. due to various reasons and instead the method of leased operation by Sinopec Corp. was adopted, and Sinopec Corp. was entitled to an option to purchase. The swapping and incorporation of 663 qualified petrol stations into Sinopec Corp. is a continuation of the listing and restructuring plan at that time. Also, assets such as part of the water plants, inspection and maintenance and geophysical and geochemical exploration to be swapped by Sinopec Corp. are ancillary and service businesses of its main businesses and services which fall under the continued operating business scope of Sinopec Group and should be wholly operated and managed by Sinopec Group. The Assets Swap is instrumental in solving the remaining issues, streamlining the operation relationship between Sinopec Corp. and Sinopec Group and their future development and reducing the connected transaction between Sinopec Corp. and Sinopec Group in petroleum sale. Depending on the circumstances, Sinopec Corp. may consider to progressively acquire the remaining petrol stations.


4.2      Industry Competition

Upon completion of the Assets Swap, industry competition in ancillary production will be reduced. The assets to be swapped by Sinopec Corp. are mainly the ancillary and service assets of its main production services, including water plants, inspection and maintenance and exploration which fall under the business scope of Sinopec Group Company and should be wholly operated and managed by Sinopec Group. The incorporation of such assets into Sinopec Group is instrumental in reducing the industry competition between Sinopec Corp. and Sinopec Group in such area and the development of Sinopec Group.


4.3      To enhance the profitability of Sinopec Corp.

(The financial figures contained in this sub-paragraph have not been audited)

The Board of Sinopec Corp. considers that:


4.3.1    Impact of the Assets Swap on income

The current profitability of the Transferred Assets of Sinopec Group is RMB128,090,000 per year, of which most of the petrol stations have been leased (non-long term leasing) and operated by Sinopec Corp. before the swap, and profits have been reflected in Sinopec Corp. Through the Assets Swap, among the 663 petrol stations, 611 petrol stations which were originally leased from Sinopec Group are no longer required to pay leasing charges. Accordingly, the profits before tax of Sinopec Corp. will increase by RMB26,100,000 each year. All profits of other 52 petrol stations which are not currently leased by Sinopec Corp. will be reflected as new profits of Sinopec Corp. by way of the swap. Profits of such petrol stations are RMB5,550,000 each year. Accordingly, the Transferred Assets of Sinopec Group will increase the profits before tax of Sinopec Corp. by RMB31,650,000 each year. (such benefit estimate has not taken into consideration that Sinopec Corp. may further increase benefit through revamping and integration after the petrol stations have been changed from leasing to self-ownership).

4.3.2    Impact of the Assets Swap on costs

The costs associated with the Swapped Assets of Sinopec Corp. before the swap were RMB768,536,800 each year. The above costs to be incurred after the swap is estimated to be RMB806,963,600 each year, representing an increase of RMB38,426,800 each year; Sinopec Corp. has to pay additional land rentals of RMB9,752,000 each year.

Through the Assets Swap, Sinopec Corp. will reduce 11,144 staff. Except the expenses which have been included in the anticipated costs, other relevant charges are approximately RMB6,900/person/year. After the staff reduction, Sinopec Corp may reduce expenses of RMB76,890,000 each year. According to the proposed Assets Swap Agreement, Sinopec Corp. has to pay personnel settlement costs totalling RMB244,114,000.

Costs of Sinopec Corp. may be reduced by RMB28,711,200 each year by way of the Assets Swap.

Judging from the above, it is expected that Sinopec Corp. may increase its profits before tax by RMB60,361,200 each year by way of the Assets Swap.


5.       On-going Connected Transactions

At the time of establishment of Sinopec Corp., it signed a series of connected transaction agreements with Sinopec Group Company. After the Assets Swap, Sinopec Corp. is required to obtain certain necessary products and services from Sinopec Group and is required to lease land use rights and buildings from Sinopec Group. Sinopec Group also has to obtain certain necessary products and services from Sinopec Corp.


5.1      Mutual Supply Agreement

The relevant terms of the Products, Production and Works Construction Services (including public works) Mutual Supply Agreement entered into on 3 June 2000 and its supplemental agreement shall apply to the connected transactions between Sinopec Corp. and Sinopec Group in relation to the additional mutual supply of products, production and works construction (including public works) services as a result of the Assets Swap.

After the Assets Swap, the annual amount of the on-going connected transactions will not exceed the annual limit of the Mutual Supply Agreement as stated in the waiver granted by the Hong Kong Stock Exchange (18% of the total operating expenses of Sinopec Corp.) at the time of Listing and as amended on 29th June 2001 (announced on 11th June 2001).


5.2      Culture, Education, Hygiene and Community Services Agreement

The relevant terms of the Culture, Education, Hygiene and Community Services Provision Agreement and its supplemental agreement shall apply to the connected transactions between Sinopec Corp. and Sinopec Group in relation to the additional culture, education, hygiene and community services as a result of the Assets Swap.

After the Assets Swap, the annual amount of the on-going connected transactions will not exceed the annual limit of the Culture, Education, Hygiene and Community Services Agreement as stated in the waiver granted by the Hong Kong Stock Exchange (3% of the total operating expenses of Sinopec Corp.) at the time of Listing and as amended on 29th June 2001 (announced on 11th June 2001).


5.3      Land Use Rights Leasing Contract

After the Assets Swap, Sinopec Corp. is required to increase the leasing of land from Sinopec Group. Sinopec Group has obtained approval of the Ministry of State Land and Resources and have obtained the land use rights by way of authorised operation, and the same may be leased according to law. The relevant terms of the Land Use Rights Leasing Contract entered into on 3 June 2000 between Sinopec Corp. and Sinopec Group Company shall apply to the relevant matters of such leasing. Sinopec Corp. also has to reduce the leasing of part of the land use rights from Sinopec Group according to the relevant terms of the above Land Use Rights Leasing Contract as a result of the Assets Swap. Both parties agree to make corresponding adjustments to the areas and rentals of the leased land use rights as stipulated in the relevant terms of the above Land Use Rights Leasing Contract.

After the adjustments, the annual rental payable pursuant to the Land Use Rights Leasing Contract will not exceed the annual limit of RMB2.05 billion as stated in the waiver granted by the Hong Kong Stock Exchange at the time of Listing and as amended on 29th June 2001 (announced on 11th June 2001).


6.       Opinions of the Independent Financial Advisor

The Independent Financial Advisor of the Assets Swap China Dragon Securities Co., Ltd., (appointed pursuant to the requirements of the Listing Rules of the Shanghai Stock Exchange) is of the view that:

The Assets Swap complies with the relevant laws and regulations including the Company Law of the People's Republic of China, Securities Law of the People's Republic of China and Listing Rules of the Shanghai Stock Exchange (2001 amended version) and the Articles of Association of Sinopec Corp., and reflects the principles of fairness, justness and openness which is in the interests of all the shareholders of Sinopec Corp. and is fair and reasonable to all the shareholders.

Moreover, the Assets Swap is an equal value swap according to the valuation results of various valuation organization and will not damage the legal interests of the minority shareholders and non-connected shareholders of Sinopec Corp. After completion of the transaction, industry competition between Sinopec Corp. and Sinopec Group Companies will be effectively reduced and enhancing the profitability of Sinopec Corp.


7.       Opinion of the Independent Directors

Independent directors of Sinopec Corp., Messrs. Chen Qingtai, Liu Guoguang and Ho Tsu Kwok Charles upon reference to the opinions of independent financial advisers, the Assets Swap Agreement and the valuation reports, expressed their opinions on the connected transaction as follows:

7.1 At the time of examining the Assets Swap transaction by the directors of Sinopec Corp., the connected directors, ie. Mr. Li Yizhong and Mr. Chen Tonghai, have abstained from examining and voting. The decision-making procedures of the Board comply with the stipulations of the relevant laws and regulations and the Articles of Association of Sinopec Corp.

7.2 They agree to the Assets Swap transaction and consider that the Assets Swap (including the pricing of the Assets Swap and the terms of the Assets Swap Agreement) has been conducted according to normal commercial terms, the pricing method is reasonable and fair and the Asset Swap is fair and reasonable as far as Sinopec Corp. and all the shareholders are concerned. No circumstances damaging the interests of non-connected shareholders and Sinopec Corp. have been found.


8.       List of Documents for Inspection

The following documents will be available for inspection during normal working hours at the legal address of Sinopec Corp. from the date of this Announcement to 31 January 2003:

8.1 minutes of the 26th meeting of the first session of the Board of Sinopec Corp.;

8.2 summary of the minutes of the business meeting of the General Manager of China Petrochemical Group Company;

8.3      the Assets Swap Agreement;

8.4 independent directors' opinion confirmed and signed by independent directors of Sinopec Corp., Messrs. Chen Qingtai, Liu Guoguang and Ho Tsu Kwok Charles;

8.5 the asset valuation report Zhong Lian Ping Bao [2002] No.50 in relation to the Swapped Assets of Sinopec Corp. issued by China United Appraisal Co., Ltd. and Beijing China Enterprise Appraisal Co., Ltd.;

8.6 the asset valuation report Zhong Zheng Ping Bao Zi (2002) No.042 in relation to the Transferred Assets of Sinopec Group issued by Beijing Zhongzheng Appraisal Co., Ltd.; and


8.7 Report of Independent Financial Advisor issued by China Dragon Securities Co., Ltd. in relation to the Assets Swap and connected transaction of China Petroleum & Chemical Corporation.


9.       Definitions

In this Announcement, unless otherwise indicated in the context, the following expressions have the meanings set out below:


"A Shares"                              the shares in the share capital of
                                        Sinopec Corp. listed on the Shanghai
                                        Stock Exchange with a face value of
                                        RMB1 per share

"Assets Swap"                           the proposed transfer of the
                                        Transferred Assets of Sinopec Group by
                                        Sinopec Group Company to Sinopec Corp.
                                        and the Swapped Assets of Sinopec
                                        Corp. by Sinopec Corp. to Sinopec
                                        Group pursuant to, and the matters
                                        contemplated in, the Assets Swap
                                        Agreement

"Assets Swap Agreement"                 the assets swap agreement entered into
                                        between Sinopec Corp. and Sinopec
                                        Group Company on 19 December 2002

"associates"                            has the meaning ascribed to it in the
                                        Listing Rules of the Hong Kong Stock
                                        Exchange

"Board"                                 the board of directors of Sinopec Corp.

"Hong Kong Stock Exchange"              The Stock Exchange of Hong Kong Limited

"H Shares"                              the foreign shares in the share
                                        capital of Sinopec Corp. listed on the
                                        Hong Kong Stock Exchange with a face
                                        value of RMB1 per share

"Independent Shareholders"              the shareholders of Sinopec Corp.
                                        other than Sinopec Group Company and
                                        its associates

"Listing Rules of the Hong              the Rules Governing the Listing
Kong Stock Exchange"                    Securities on the Stock Exchange of
                                        Hong Kong Limited

"Listing Rules of the Shanghai          the shares Listing Rules of the Shanghai
Stock Exchange"                         Stock Exchange

"Shanghai Stock Exchange"               the Shanghai Stock Exchange

"Sinopec Corp." China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability with its H Shares listed on the Hong Kong Stock
                                        Exchange and A Shares listed on the
                                        Shanghai Stock Exchange

"Sinopec Group"                         Sinopec Group Company and its
                                        subsidiaries (other than Sinopec Corp.)

"Sinopec Group Company"                 China  Petrochemical Group Company,
                                        being the controlling shareholder of
                                        Sinopec Corp.

"subsidiaries"                          has the meaning ascribed to it in the
                                        Listing Rules of the Hong Kong Stock
                                        Exchange

"Swapped Assets of Sinopec Corp."       the assets proposed to be swapped by
                                        Sinopec Corp. to Sinopec Group
                                        according to the Assets Swap Agreement
                                        as referred to in paragraph 3.4 of
                                        this Announcement, details of which
                                        are set out in the asset valuation
                                        report referred to in paragraph 8.5 of
                                        this Announcement

"Transferred Assets of                  the assets proposed to be transferred
Sinopec Group"                          from Sinopec Group to Sinopec Corp.
                                        according to the Assets Swap Agreement
                                        as referred to in paragraph 3.3 of
                                        this Announcement, details of which
                                        are set out in the asset valuation
                                        report referred to in paragraph 8.6 of
                                        this Announcement

                                                          By Order of the Board
                                                                  Zhang Honglin
                                            Secretary to the Board of Directors
                                                    Beijing, 19th December 2002


Note: 1HK$ = RMB1.061. However, this exchange rate does not mean that Renminbi may be converted to Hong Kong dollars at such rate and vice versa.